UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
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                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
                       (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                    Under the Securities Exchange Act of 1934

                           STARLIMS TECHNOLOGIES LTD.
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                                (Name of Issuer)
                  Ordinary Shares, par value NIS 1.00 per share
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                         (Title of Class of Securities)

                                    M848K109
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                                 (CUSIP Number)
                                 April 17, 2007
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             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

         [ ] Rule 13d-1(b)

         [x] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M848K109
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       1.  Name of Reporting Persons

           Harel Insurance Investments & Financial Services Ltd.
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       2. Check the Appropriate Box if a Member of a Group
           (a)     [x]

           (b)     [ ]
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       3.  SEC Use only
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       4. Place of Organization                  Israel
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Number of           5.  Sole Voting Power       0
Shares              -------------------------------------------------------
Beneficially        6. Shared Voting Power       852,353 Ordinary Shares*
Owned by Each       ------------------------------------------------------
Reporting           7. Sole Dispositive Power   0
Person With:        -----------------------------------------------------
                    8. Shared Dispositive Power  852,353 Ordinary Shares*
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       9. Aggregate Amount Beneficially Owned by Each
          Reporting Person                       852,353 Ordinary Shares*

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      11.  Percent of Class Represented by Amount in Row (9)      9.9%**

      12.  Type of Reporting Person:          CO





*  See Item 4.
** Based on 8,635,648 Ordinary Shares outstanding as of March 30, 2008 (excluding 1,358,896 Treasury Shares), as reported by the Issuer on its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2008.

Item 1.
(a)      Name of Issuer:
         STARLIMS TECHNOLOGIES LTD. (hereinafter referred to as the "Issuer").

(b) Address of Issuer's Principal Executive Offices: 32B HABARZEL STREET, TEL AVIV 69710, ISRAEL

Item 2.
(a)-(c)  Name of Person Filing, address and citizenship:

         The foregoing entities are collectively referred to as the "Reporting Persons" in this Statement:

         Harel Insurance Investments & Financial Services Ltd., an Israeli public company ("HIIFS"), with a principal business address at Harel House; 3 Aba Hillel St.; Ramat Gan 52118, Israel.

(d)      Title of Class of Securities:
         Ordinary Shares, par value NIS 1.00 per share (the "Ordinary Shares").

(e)      CUSIP Number:

         M848K109


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
         Not Applicable.


Item 4.  Ownership


         Of the 852,353 Ordinary Shares reported in this Statement as beneficially owned by the Reporting Person (i) 810,596 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of the Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 41,757 are beneficially held for its own account. Consequently, this Statement shall not be construed as an admission by the Reporting Person that it is the beneficial owner of 810,596 Ordinary Shares covered by this Statement.


         Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.


Item 5.  Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].


Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable.


Item 7. Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on by the Parent Holding Company Not Applicable.


Item 8.  Identification and Classification of Members of the Group
         Not Applicable.


Item 9.  Notice of Dissolution of Group
         Not Applicable.

Item 10. Certification
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2008



                     HAREL INSURANCE INVESTMENTS AND FINANCIAL SERVICES LTD.



                           By: /s/ Amir Hessel
                           ----------------------
                           Amir Hessel, authorized signatory of HAREL INSURANCE INVESTMENTS AND FINANCIAL SERVICES LTD.